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Exhibit 12(b)

BALTIMORE GAS AND ELECTRIC COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

	9 Months Ended	12 Months Ended
	September 2008	December 2007	December 2006	December 2005	December 2004	December 2003
	(In millions)
(Loss) Income from Continuing Operations (Before Extraordinary Loss)	$(4.6)	$139.8	$170.3	$189.0	$166.3	$163.2
Taxes on Income	(1.3)	96.0	102.2	119.9	102.5	105.2

Adjusted (Loss) Income	$(5.9)	$235.8	$272.5	$308.9	$268.8	$268.4
Fixed Charges:
Interest and Amortization of Debt Discount and Expense and Premium on all Indebtedness, net of amounts capitalized	$105.6	$127.9	$104.6	$95.6	$97.3	$112.8
Interest Factor in Rentals	0.2	0.3	0.3	0.3	0.5	0.7

Total Fixed Charges	$105.8	$128.2	$104.9	$95.9	$97.8	$113.5
Preferred and Preference
Dividend Requirements: (1)
Preferred and Preference Dividends	$9.9	$13.2	$13.2	$13.2	$13.2	$13.2
Income Tax Required	6.7	9.1	8.0	8.4	8.1	8.6

Total Preferred and Preference Dividend Requirements	$16.6	$22.3	$21.2	$21.6	$21.3	$21.8

Total Fixed Charges and Preferred and Preference Dividend Requirements	$122.4	$150.5	$126.1	$117.5	$119.1	$135.3

Earnings (2)	$99.9	$364.0	$377.4	$404.8	$366.6	$381.9

Ratio of Earnings to Fixed Charges	N/A	2.84	3.60	4.22	3.75	3.36
Ratio of Earnings to Combined Fixed Charges and Preferred and Preference Dividend Requirements	N/A	2.42	2.99	3.45	3.08	2.82
(1)
Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.

(2)
Earnings are deemed to consist of income from continuing operations (before extraordinary items) that includes earnings of BGE's consolidated subsidiaries, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.

N/A
Due to the loss for the nine months ended September 30, 2008, the ratio coverage was less than 1:1. BGE would have needed to generate additional earnings of $5.9 million to achieve a coverage of 1:1 for the ratio of earnings to fixed charges, and would have needed to generate additional earnings of $22.5 million to achieve a coverage of 1:1 for the ratio of earnings to combined fixed charges and preference dividend requirements.

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  Exhibit 12(b)
BALTIMORE GAS AND ELECTRIC COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS